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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

May 18, 2020

Re:	Avantor, Inc.

Registration Statement on Form S-1

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Registrant”), a Delaware corporation, we hereby file under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed secondary offering of the Registrant’s common stock by certain selling stockholders. A confidential draft of this Registration Statement (CIK No. 0001722482) was submitted on January 30, 2020 and, on February 5, 2020, the Division of Corporation Finance (Office of Life Sciences) of the Securities and Exchange Commission notified the Registrant that it did not intend to review the Registration Statement.

The filing fee in the amount of $116,274 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank of St. Louis, Missouri on May 18, 2020, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this filing. Please send any correspondence to Justin M. Miller, Executive Vice President, General Counsel and Secretary of the Registrant (justin.miller@avantorsciences.com) and me (jkaufman@stblaw.com).

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman